UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.   20549

                                 FORM 12B-25
                                                                    OMB APPROVAL
                                                          OMB NUMBER:  3235-0058
                                                        Expires:  April 30, 2009
                                                        Estimated average burden
                                                     Hours per response     2.50

                                                     SEC File Number:  001-12727
                                                     CUSIP Number:     81731K101

                          NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K   [ ] Form 20-F  [ ] Form 11-K   [ ]  Form 10-Q
             [ ] Form 10-D   [ ] Form N-SAR [ ] Form N-CSR
For the Period Ended:  December 31, 2007

          [   ]  Transition Report on Form 10-K
          [   ]  Transition Report on Form 20-F
          [   ]  Transition Report on Form 11-K
          [   ]  Transition Report on Form 10-Q
          [   ]  Transition Report on Form N-SAR

For the Transition Period Ended:  ___________________________________

PART I - REGISTRANT INFORMATION

         Sentry Technology Corporation
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Full Name of Registrant

         Not applicable
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Former Name if Applicable

         1881 Lakeland Avenue
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Address of Principal Executive Office (Street and Number)

         Ronkonkoma, New York   11779
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
  X     (b)  The subject annual report, semi-annual report, transition
 ---         report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or
             Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
        (c)  The accountant's statement or other exhibit required by Rule
             12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file, without unreasonable effort and expense, its Form
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10-KSB Annual Report for the period ended December 31, 2007 because its auditors
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have not completed their audit of the financial statements. It is expected that
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the Form 10-KSB will be filed on or before the 15th calendar day following the
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prescribed due date of the Company's Form 10-KSB.
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SEC 1344(05-06)     Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Joan E. Miller                   631                    739-2100
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       (Name)                    (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no,
identify report(s).     Yes   X   No  ___

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes X   No___

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We are writing off our $1,564,000 balance of Goodwill due to insufficient cash
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flows.
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                         Sentry Technology Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  March 28, 2008        By   /s/ Joan E. Miller
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                                 Joan E. Miller, Principal Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
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VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS
1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ( 232.201 or 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ( 232.13(b) of this chapter).